VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Attention: Ms. Deborah O’Neal-Johnson

Re:	Meeder Funds File No. 333-227598

Registration Statement on Form N-14

Dear Ms. O’Neal-Johnson

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meeder Funds (the “Registrant”) hereby respectfully requests that the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed with the Securities and Exchange Commission via EDGAR on October 26, 2018 be accelerated so that it will become effective on Monday, October 29, 2018 or soon thereafter as reasonably practicable.

Please call Douglas Jennings, Chief Compliance Officer for the Registrant at (614) 923-1143 if you have any questions concerning the foregoing.

Meeder Funds		Adviser Dealer Services, Inc.

By:	/s/ Dale Smith	By:	/s/ Douglas R. Cooper
Name:	Dale Smith	Name:	Douglas R. Cooper
Title:	Vice President	Title:	President